

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Mr. Kevin J. McNamara
Chief Executive Officer
Chemed Corporation
2600 Chemed Center
255 East Fifth Street
Cincinnati, OH 45202

      Re: Chemed Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 001-08351

Dear Mr. McNamara:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        /s/ James Lopez (for)

                        John Reynolds
                        Assistant Director